EXHIBIT 99.1

Osisko Development Provides Corporate Updates

MONTREAL, May 09, 2024 (GLOBE NEWSWIRE) -- Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") announces the following corporate updates:

DSU Grant

As part of Osisko Development's regular annual remuneration program, the Company has granted an aggregate of 283,250 deferred share units of the Company ("DSUs") to its independent directors in accordance with the DSU Plan of the Company.

The DSUs will vest in accordance with the Company's DSU Plan, which is available on the Company's website at www.osiskodev.com.

Management Update

The Company also announces that Maggie Layman, Vice President, Exploration, will be departing the Company on May 30, 2024, to pursue another opportunity in the mining sector.

"We would like thank Maggie for the nine transformative years she worked on and oversaw the exploration work at all of the Company's projects. During this time, she was an integral part of the team that defined a solid and predictable geological and mineralization model for the Cariboo deposit. Most importantly, she imparted this knowledge to the exploration team. With the benefit of this foundation, the team will carry forward with important exploration work on these properties for years to come," noted Chris Lodder, President. "As she embarks on the next phase of her professional and personal life, we wish her all the best in her future endeavours."

To ensure continuity, the Company will rely on the deep bench strength of its exploration team, with Daniel Downton, P.Geo., Chief Resource Geologist, assuming the role as the Company's "qualified person" within the meaning of National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

ABOUT OSISKO DEVELOPMENT CORP.

Osisko Development Corp. is a North American gold development company focused on past-producing mining camps located in mining friendly jurisdictions with district scale potential. The Company's objective is to become an intermediate gold producer by advancing its 100%-owned Cariboo Gold Project, located in central B.C., Canada, the Tintic Project in the historic East Tintic mining district in Utah, U.S.A., and the San Antonio Gold Project in Sonora, Mexico. In addition to considerable brownfield exploration potential of these properties, that benefit from significant historical mining data, existing infrastructure and access to skilled labour, the Company's project pipeline is complemented by other prospective exploration properties. The Company's strategy is to develop attractive, long-life, socially and environmentally sustainable mining assets, while minimizing exposure to development risk and growing mineral resources.

For further information, visit our website at www.osiskodev.com or contact:

Sean Roosen	Philip Rabenok
Chairman and CEO	Director, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.